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U... SECURITIES AN... ...CHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Marathon Finacial Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 South La Salle Street
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Vaile 312-694-6005 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd Ste 1080 (Address) Chicago, (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Vaile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Marathon Financial Group, Inc, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
JOHN J. KIELY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/14/2010

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARATHON FINANCIAL GROUP, INC.

(An Illinois Corporation)

FINANCIAL STATEMENTS

December 31, 2009

Filed Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934

Marathon Financial Group, Inc.
Annual Report
For the Year Ended December 31, 2009
Table of Contents

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Marathon Financial Group, Inc.

In our opinion, the accompanying Balance Sheet and the Related Statement of Income, Changes in Stockholder's Equity and Statement of Cash Flows present fairly, in all material respects, the financial position of **Marathon Financial Group, Inc.** as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009.

These financial statements are the responsibility of the managers, and for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation for financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company: and (iii) provide reasonable assurance regarding prevention

or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC

February 19, 2010

Marathon Financial Group, Inc..
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	150,297
Other assets		800
Total Assets	$	151,097

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Income taxes payable	$	0
Management fee payable		70,000
		70,000
Stockholders Equity		
Common Stock - no par value 10,000 shares authorized 1,000 issued and outstanding		1,000
Additional Paid in Capital		11,000
Retained earnings		69,097
		81,097
Total liabilities and stockholders equity	$	151,097

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Income
For the Year Ended December 31, 2009

REVENUES		
Commissions	$	312,683
Interest and Dividends		0
Total Revenues		312,683
EXPENSES		
Bank charges		50
Office expense		100
Regulatory fees		6,243
Management fee		360,000
Total Expenses		366,393
Net profit before provision of income taxes		-53,710
Provision for taxes		0
Net Income for year	$	-53,710

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..

Statement of Changes of Owner's Equity

For the Year Ended December 31, 2009

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances				
January 1, 2009	$1,000	$11,000	$122,807	$134,807
Distributions			0	0
Net Income for year			-53,710	-53,710
December 31, 2009	$1,000	$11,000	$69,097	$81,097

The accompanying notes should be read in conjunction with the financial statements

Marathon Financial Group, Inc..
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities		
Net Income	$	-53,710
Items not effecting cash		
Amortization		0
Adjustments to reconcile net income to net cash used in operating activities		
Increase in prepaid taxes		-800
Decrease in liabilities		
Increase in management fee payable		70,000
Net cash used in operating activities		15,490
Cash flows from investing activities		
redemption of certificate of deposit		0
Net cash used in investing activities		0
Increase in Cash	$	15,490
Cash, beginning of year		134,807
Cash at end of year	$	150,297

No interest expense was paid during the year. 0

The accompanying notes should be read in conjunction with the financial statements

MARATHON FINANCIAL GROUP, INC.
(An Illinois Corporation)
Notes to Financial Statements
December 31, 2009

1. *COMPANY ORGANIZATION*

Marathon Financial Group, Inc. (The Company) was incorporated under the laws of the State of Illinois on August 30, 1996. Marathon Financial Group, Inc. is registered as a broker-dealer with the Securities and Exchange Commission and is a member of FINRA. Marathon Financial Group, Inc. was formed for the primary purpose of engaging in the executing of securities transactions for others for a commission. The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

The Company is engaged in a single line of business as a broker in which they execute trades for customers on a commission basis. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as the transactions occur.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

At December 31, 2009, the Company had no taxable income. The statutory corporate federal rate for a personal service corporation is a flat 35%. The Illinois corporate rate is 7.3% of taxable income. Federal Income and state taxes prepaid totaled $800.

NOTE 4 Fair Value measurements

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a

liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3.

4. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Marathon Financial Group, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Marathon Financial Group, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2009, had $80,297 of net capital which was $75,630 in excess of the required minimum net capital.

5. RELATED PARTIES

The Company pays a management fee to Vaile Financial Group, Inc to pay for operating expenses. During the year the amount paid to Vaile Financial Group was $360,000.

6. SUBSEQUENT EVENTS

Nothing to report.

Marathon Financial Group, Inc..
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2009

Total stockholder's equity	$ 81,097
Unallowable assets	800
Haircut's required	0
Net Capital	80,297
Minimum net capital requirement	4,667
Excess Net capital	$ 75,630
Excess net capital at 1000%	$ 73,297

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE I

Marathon Financial Group, Inc..
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2009

Aggregate Indebtedness

Items included in the balance sheet:

Management fee payable	$	70,000
Taxes payable		0
	$	70,000

Ratio: Aggregate Indebtedness to Net Capital — 87.1764% to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5:
There are no material differences between the amount presented in the computation of net capital a above and the amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2009

The accompanying notes should be read in conjunction with the financial statements

MARATHON FINANCIAL GROUP, INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2009

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: Marathon Financial Group, Inc., is exempt from Rule 15c3-3, as it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper and Company CPA P.C.
141 W. Jackson blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Marathon Financial Group, Inc.

In planning and performing our audit of the financial statements of **Marathon Financial Group, Inc.** for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board(United States of America), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Marathon Financial Group, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 19, 2010

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2009

To the best of my knowledge and belief, the information contained herein is accurate and complete.

John P. Vaile
President
Marathon Financial Group, Inc